

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 2, 2017

Via E-mail
Thomas A. Ritter
President and Chief Executive Officer
ACNB Corporation
16 Lincoln Square
Gettysburg, PA 17325

> **Re: ACNB Corporation**
> **Registration Statement on Form S-4**
> **Filed February 6, 2017**
> **File No. 333-215914**

Dear Mr. Ritter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose the approximate total merger consideration as of the date that the merger was announced, as well as for a recent date. In addition, disclose the value of one share of New Windsor on the date of the announcement based on ACNB's price on that date and the exchange ratio.

Summary, page 6

2.   Please disclose the percentage ownership that New Windsor stockholders will have in the combined company following the completion of the merger.

Proposal 1: The Merger, page 44

3.   Refer to Section 3.26 of the Merger Agreement and your disclosure regarding the financial analysis presented by Commonwealth Advisors to ACNB regarding the merger. Please tell us how you considered providing the disclosure required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A with respect to the fairness opinion provided by Commonwealth Advisors. Also please tell us how you considered filing such opinion as an exhibit to the registration statement. Refer to Item 21(c) of Form S-4.

Net Present Value Analyses, page 65

4.   We note that each of New Windsor and ACNB provided Sandler O'Neill with internal financial projections to December 31, 2020. Please disclose these projections to the extent that they materially impacted Sandler O'Neill's net present value analyses.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

                                                Sincerely,

                                                /s/ Michael Clampitt

                                                Michael Clampitt
                                                Senior Counsel
                                                Office of Financial Services

cc: Lynda Glass
        Erik Gerhard, Esq.